EXHIBIT 12.1

PILGRIM'S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	THREE MONTHS ENDED
	January 1, 2005	January 3, 2004

EARNINGS:

Income before income taxes	$79,909	$18,607

Add: Total fixed charges	16,541	15,476

Less: Interest Capitalized	360	413

Total Earnings	$96,090	$33,670

FIXED CHARGES:

Interest	$13,528	$12,857

Portion of rental expense representative of the interest factor	3,013	2,619

Total fixed charges	$16,541	$15,476

Ratio of earnings to fixed charges	5.81	2.18